UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)1


                            AMES DEPARTMENT STORES, INC.
- ------------------------------------------------------------------------------
                               (Name of issuer)

                    COMMON STOCK, par value $.01 per share
- ------------------------------------------------------------------------------
                        (Title of class of securities)

                                  030789507
               ------------------------------------------------
                                (CUSIP number)

                               Judy K. Mencher
                         DDJ Capital Management, LLC
                          141 Linden Street, Suite 4
                             Wellesley, MA 02181
- ------------------------------------------------------------------------------

          (Name, address and telephone number of person authorized to receive notices and communications)

                                 May 28, 1996
               ------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)


- --------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------------                        --------------------------
CUSIP Nos. 030789507                                  Page 2 of 7 Pages
- -----------------------------                        --------------------------
- -------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DDJ Capital Management, LLC
          04-3300754
- -------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                     SEE ITEM #5        (b) |X|

- -------------------------------------------------------------------------------
   3      SEC USE ONLY

- -------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                WC
- -------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            |_|

- -------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                COMMONWEALTH OF MASSACHUSETTS

- -------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER

     SHARES              1,504,650

  BENEFICIALLY   --------------------------------------------------------------
                    8    SHARED VOTING POWER
  OWNED BY EACH

    REPORTING    --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
     PERSON
                         1,504,650
      WITH
                 --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,504,650

- -------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES* |_|


- -------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.35%
- -------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

                00

===============================================================================

===============================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------------                        --------------------------
CUSIP No.  030789507                                  Page 3 of 7 Pages
- -----------------------------                        --------------------------


      This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to
Section 13d- 2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") restates the entire text of the
Schedule 13D (the "Schedule 13D") dated March 1, 1996 and filed with the Securities and Exchange Commission. This Amendment is being filed via EDGAR as required by Section 13d-2(c) of the General Rules and Regulations under the Act by DDJ Capital Management, LLC., a Massachusetts limited liability company ("DDJ"), relating to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Ames Department Stores, Inc., a Delaware corporation (the "Issuer" or the "Company").

      The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.  Security and Issuer.

      This statement relates to shares of the common stock, $0.01 par value (the "Shares") of Ames Department Stores, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2418 Main Street, Rocky Hill, CT 06067.

Item 2.  Identity and Background.

      This statement is being filed by DDJ Capital Management, LLC, a Massachusetts limited liability Company ("DDJ"). On March 1, 1996 the affiliates of DDJ named below (the "DDJ Affiliates") purchased from subsidiaries of FMR Corp., a Massachusetts corporation, their interests as general partners and investment managers of two Funds, Fidelity Copernicus Fund, L.P. and Fidelity Galileo Fund, L.P., the names of which were then changed to The Copernicus Fund, L.P., and The Galileo Fund, L.P. (jointly the "Funds"). DDJ is an investment adviser exempt from registration under the Investment Advisers Act of 1940 by reason of Section 203(b)(3) thereof. The principal offices of DDJ and of each of the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

      The following information relates to the DDJ Affiliates: DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC is the general partner of, and DDJ Galileo Management, LLC is the investment manager for, The Galileo Fund, L.P. Each of the DDJ Affiliates is a Massachusetts limited liability company.

      The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth in Schedule A hereto.

                                 SCHEDULE 13D
- -----------------------------                        --------------------------
CUSIP No.  030789507                                  Page 4 of 7 Pages
- -----------------------------                        --------------------------

      Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

      The Shares to which this statement relates are owned directly or indirectly by one or both of the Funds.

Item 3.  Source and Amount of Funds or Other Consideration.

      This filing is being made to reflect the purchase by DDJ and the DDJ Affiliates of the interest of subsidiaries of FMR as general partner and investment manager of the Funds and, except with respect to trades within the last 60 days, not due to any acquisition by the Funds of Common Stock of the Company which was previously reported by FMR on a Schedule 13D dated July 10, 1995.
The following information is derived from that filing.

      The Funds which own or owned Shares purchased in the aggregate 1,504,650 Shares for cash in the amount of approximately $2,244,865.30 including brokerage commissions. All of the 576,250 Shares of common stock owned by one Fund were purchased for cash or on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. and all of the 928,400 Shares owned by the other Fund were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

      During the period from the filing of the Schedule 13D to the date hereof, the Funds acquired 273,450 Shares. The attached Schedule B sets forth Shares purchased and/or sold by the Funds since December 30, 1995.

Item 4.  Purpose of Transaction.

      The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds.

      The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

     DDJ and each DDJ Affiliate intends to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may

                                 SCHEDULE 13D
- -----------------------------                        --------------------------
CUSIP No.  030789507                                  Page 5 of 7 Pages
- -----------------------------                        --------------------------

determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

     Neither DDJ nor any of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.  Interest in Securities of Issuer.

      (a) DDJ beneficially owns, through the DDJ Affiliates, as general partners and investment managers of the Funds, 1,504,650 Shares, or approximately 7.35% of the outstanding Shares of the Company. Neither DDJ, nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto, beneficially owns any other Shares.

      (b) DDJ, through its control of DDJ Affiliates, and each of the Funds each has sole power to vote and to dispose of the Shares.

      (c) Except as set forth in Schedule B, neither DDJ, or any of the DDJ Affiliates, nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

      Other than the margin agreements described in Item 3 above and except as described in the following paragraph, neither DDJ nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

      The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

                                 SCHEDULE 13D
- -----------------------------                        --------------------------
CUSIP No.  030789507                                  Page 6 of 7 Pages
- -----------------------------                        --------------------------

Item 7.  Material to be Filed as Exhibits.

      Not Applicable.

                                 SCHEDULE 13D
- -----------------------------                        --------------------------
CUSIP No.  030789507                                  Page 7 of 7 Pages
- -----------------------------                        --------------------------

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DDJ CAPITAL MANAGEMENT, LLC


                                          BY: /s/ Judy K. Mencher
                                             ----------------------------
                                             Judy K. Mencher
                                             Authorized Member



Date:  June 3, 1996

                                  SCHEDULE A

      The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address. All of the persons listed below are U.S. citizens.


                              PRINCIPAL OCCUPATION
          NAME                   OR EMPLOYMENT
          ----                   -------------

      Daniel G. Harmetz         Principal of DDJ

      David J. Breazzano        Principal of DDJ

      Judy K. Mencher           Principal of DDJ

                                  SCHEDULE B

      Ames Department Stores, Inc.

      Set forth below is an itemization of all purchases and sales of Shares of Common Stock of since December 30, 1995. The transactions were made for cash in open market transactions.


                          TYPE
                        (Purchase                         AGGREGATE
       DATE              or Sale)         SHARES            PRICE
       ----            ----------         ------         -----------

      2/29/96           Purchase          20,000          29,404.00
      3/05/96           Purchase          21,000          33,232.50
      3/05/96           Purchase          41,500          65,673.75
      3/06/96           Purchase          15,000          25,294.50
      3/06/96           Purchase          35,000          59,020.50
      3/07/96           Purchase          12,000          20,074.80
      3/07/96           Purchase          23,000          38,476.70
      5/09/96           Purchase             650           1,535.63
      5/09/96           Purchase           5,000          12,025.00
      5/09/96           Purchase           1,250           2,953.13
      5/09/96           Purchase          10,000          24,050.00
      5/10/96           Purchase          50,000         126,500.00
      5/13/96           Purchase          13,800          33,465.00
      5/14/96           Purchase           7,250          17,440.60
      5/16/96           Purchase          25,000          62,707.50
      5/16/96           Purchase          12,500          31,353.75
      5/17/96           Purchase          15,000          39,513.00
      5/17/96           Purchase           3,000           7,743.90
      5/21/96           Purchase          50,000         144,920.00
      5/22/96           Purchase           5,000          14,993.75
      5/23/96           Purchase          25,000          75,750.00
      5/24/96           Purchase          25,000          81,250.00
      5/28/96           Purchase          25,000          76,250.00


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